

January 24, 2011

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

> **Re: NASB Financial, Inc.**
> **Form 10-K for Fiscal Period Ended September 30, 2009**
> **File No. 000-24033**

Dear Ms. Nyhus:

We have reviewed your correspondence filed with The Commission on January 3, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Please file your response on EDGAR and provide us copies of your proposed disclosure revisions. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing your proposed disclosures and the information you provide in response to this comment, we may have additional comments.

1. Please refer to our previous comment 1 in our letter dated November 18, 2010. Please address the following:

    a. Please tell us how you considered the guidance in ASC 820-10-35-51 when determining that a simple average was appropriate for determining the fair value of Central Platte. Tell us how you reconciled the fact that they produced materially different results, both from each other and between reporting periods. Please provide us your analysis supporting how you determined that this value was the most representative of the fair value of the investment and why you gave equal weight to methods 2 and 3, specifically addressing how you considered the large differences between September 30 and December 31 and between the values produced by those methodologies and the appraisal obtained in March 2010, as adjusted.

    b. Please disclose whether the appraisal obtained in March 2010 provided as is values, as completed values or both.

    c. We note your disclosure beginning on page 36 in Exhibit 13 of your 2010 Form 10-K. Please revise to disclose specifically that you take a simple average of the fair values determined under each methodology used and disclose the fair value results of each methodology in enough detail for a reader to understand the potential variability in your fair value estimate.

    d. Please tell us whether you have the right to compel Central Platte to sell undeveloped land. Please clarify whether there are any contractual, legal or other restrictions that may hinder the sale of partially developed or undeveloped plots.

    e. Please clarify why you used a different approach to value NBH given the similarity of the activities between the two entities. Please tell us whether you have already received or plan to obtain an updated appraisal for this investment. Please clarify why you did not utilize the updated raw land value from the Central Platte appraisal considering the similarity and close proximity of the properties. We note that you recorded a $1.1 million impairment charge during the fourth quarter of 2010. Please revise to disclose whether this was as a result of an updated appraisal. If not, please revise to disclose what assumptions changed in your valuation during that period that caused the large impairment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Rebekah Blakeley Lindsey, Staff Accountant at (202) 551-3303 or me at (202) 551-3851 if you have questions regarding these comments.

                            Sincerely,

                            Paul Cline
                            Senior Staff Accountant